Exhibit 4.10

THIS AGREEMENT IS MADE ON JANUARY 24TH 2022

BETWEEN

1.	DHT Management SAM, a company incorporated under the laws of Monaco having its registered offices at One Monte Carlo, Place de Casino, 9800 Monaco (“the Employer”), and

2.	Trygve Preben Munthe, and individual having his address in 2, Boulevard du Tenao, 98000 Monaco (the “Executive”), and

3.	DHT Holdings, Inc, a company incorporated in the Marshall Island and having its registered offices at Clarendon House, 2 Church Street, Hamilton HMll, Bermuda (the “Parent Company”)

Together the “Parties”.

BACKGROUND

A.	The Employer and the Executive entered into an Employment Agreement on October 30th, 2019 (“Employment Agreement”) wherein the employer employed the Executive as its Co-CEO. As part of the Service agreement between the Employer and its Parent Company the Employer has agreed to provide certain services to the Parent Company including serving as the Parent Company’s Co-CEO.

B.	The Employer notified the Employer on January 19th that he wished to retire from his position as Co-CEO and thereby be released from all the services and obligations as outlined in the Employment Agreement.

Now, therefore in consideration of the foregoing and respective representations, warranties, covenants and agreements set forth herein, the Parties agree as follows:

1.	The Employment Agreement terminates and is replaced by this retirement Agreement.

2.	Upon retiring from the Employer, the Executive shall return to Employer all property in his possession, custody or control belonging to Employer including but not limited to business cards, credit and charge cards, keys, security and computer passes, original and copy documents or other media on which information is held in his possession relating to the business or affairs of the Employer. The Executive may acquire the mobile phone, iPad and PC equipment owned by the Parent Company or any of its subsidiaries currently in his possession for its book value.

3.	As the Executive will retire from the Employer, the following is agreed:

a.	Last day of work for the Employer shall be no later than 8 April 2022.

b.	The Executive will be paid salary as per the Employment Agreement through the notice period, i.e. through July 2022. Salary for April -July shall be paid together with the March salary on March 20, 2022. Deduction from salary may be made only in so far as these are permitted by law, hereunder amounts paid to Executive as advance on salary, incorrectly paid salary, bonus etc, amounts received as advance on travel or business expense and/or the value of any property belonging to the Employer which is not returned upon termination of the employment, or which is returned in a damaged condition, ordinary wear and tear excepted.

c.	The Executive is entitled to reimbursement of any unreimbursed business expenses incurred by Executive prior to the last day of work as agreed under this Agreement to the extent such expenses are reimbursable.

d.	The following time-only 149,800 RSU’s plus its associated additional shares in lieu of dividend awarded the Executive shall vest on 20 March 2022:

Grant Year	Vesting 20 March 2022
2020	50,000
2021	50,000
2022	49,800

The remaining 149,600 time only RSU’s and its shares in lieu of dividend awarded the Executive will not vest and consequently be relinquished/forfeited.

e.	The Executive has been awarded 99,600 RSUs with performance criteria that are required to be met in order to vest. 49,800 RSU’s are tied to EBITDA / GAV performance hurdles and 49,800 RSU to TSR performance hurdles as advised to the Executive by the Compensation Committee chair when such RSU’s were awarded. These shares will vest when the hurdles are met. If the performance criteria have not been met by 31 July 2022, the RSUs shall be relinquished/forfeited.

f.	Housing allowance will be paid through April 2022. Should hotel expenses for the period that the apartment is inhabitable prior to the end of its lease in April 2022 be incurred, then such expenses shall be for the account of the Employer.

g.	The Executive will transfer any ownership interest he has in the Employer back to the Parent Company for an amount equal to Euro 2,000.

h.	To the extent the Executive Covenants in clause 4 of the Employment Agreement survives termination under that agreement, the Executive agrees that the same Executive Covenants will continue to survive in this Agreement.

i.	Non-Compete and Non-Solicitation: The Executive agrees that the restrictions listed in clause 4.5 in the Employment Agreement is also effective in this Agreement; however with the amendment that it will expire on February lst, 2023.

j.	The Parties agree to not disparage each other in any way.

k.	Relocation to Norway. The Company shall pay for all reasonable relocation costs back to Norway for the Executive

I.	BUPA. The Executive shall continue to be covered under the current BUPA insurance until he is readmitted into Folketrygden. The Executive covenants that he will proceed to gain such readmission with all reasonable haste. However should such readmission not have occurred prior to February 1st 2023, then the current BUPA insurance will lapse.

m.	All memoranda, books, records, documents, papers, plans, information, letters, computer software and hardware, electronic records and other data relating to Confidential Information, whether prepared by Executive or otherwise, in Executive’s possession shall be and remain the exclusive property of Employer and/or the Parent Company, and Executive shall not directly or indirectly assert any interest or property rights therein. Upon termination of employment with Employer for any reason, and upon the request of Employer at any time, Executive will immediately deliver to Employer all such memoranda, books, records, documents, papers, plans, information, letters, computer software and hardware, electronic records and other data, and all copies thereof or therefrom, and Executive will not retain, or cause or permit to be retained, any copies or other embodiments of such materials.

n.	Executive represents and warrants to Employer that the execution and delivery of this retirement Agreement by Executive shall not constitute a breach of, or otherwise contravene, or conflict with the terms of any contract, agreement, arrangement, policy or understanding to which Executive is a party or otherwise bound.

o.	Following the termination of Executive’s employment, Executive shall provide reasonable assistance to and cooperation with Employer in connection with any suit, action or proceeding (or any appeal therefrom) relating to acts or omissions that occurred during the period of Executive’s employment with Employer. Employer shall reimburse Executive for any reasonable expenses, including time, incurred by Executive in connection with the provision of such assistance and cooperation.

p.	Employer may assign this Agreement and its rights and obligations thereunder, in whole or in part, to any person that is an affiliate, or a successor in interest to substantially all the business or assets, of Employer or Parent Company. Upon such assignment, the rights and obligations of Employer hereunder shall become the rights and obligations of such affiliate or successor person, and Executive agrees that Employer shall be released and novated from any and all further liability hereunder.

q.	This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of Employer and the personal and legal representatives, executors, administrators, successors, distributees, devisees and legatees of Executive. Executive acknowledges and agrees that all Executive’s covenants and obligations to Employer, as well as the rights of Employer under this Agreement, shall run in favour of and will be enforceable by Employer, its affiliates and their successors and permitted assigns.

r.	This Agreement contain the entire understanding of Executive, on the one hand, and Employer on the other hand, with respect to the subject matter hereof, and all oral or written agreements or representations, express or implied, with respect to the subject matter hereof are set forth in this Agreement.

s.	This Agreement may not be altered, modified or amended except by written instrument signed by the Parties hereto. The rights and obligations of Employer and Executive under the provisions of the Employment Agreement, including Section 4 and 5 of the Employment Agreement, shall survive and remain binding and enforceable, notwithstanding any termination of Executive’s employment with Employer for any reason, to the extent necessary to preserve the intended benefits of such provisions.

t.	The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

u.	This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

v.	If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition shall, as to such jurisdiction, be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision shall, as to such jurisdiction, be deemed to be excised from this Agreement and any such invalidity, illegality or unenforceability with respect to such provision shall not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

w.	All notices, requests, demands and other communications required or permitted to be given under the terms of this Agreement shall be in writing and shall deemed to have been duly given when delivered by email addressed to the other party as set forth below.

If to Employer/Parent Company:	Erik A. Lind at erik.lind@stratusoceanic.com and
Svein Moxnes Harfjeld at smh@dhtankers.com

If to Executive :	Trygve P Munthe at trygve.munthe@gmail.com

The Parties may change the recipient and/or address to which notices under this Agreement shall be sent by providing written notice to the other in the manner specified above.

This Agreement shalt be governed by and construed in accordance with the laws of Monaco, and both Employer and Executive submit to the exclusive jurisdiction of the Monaco Court in all matters arising out of or in connection with this Agreement

IN WITNESS WHEREOF, the parties have duly executed this agreement as of the date stated below.

Place, date	Place, date

London, January 24th 2022	Monaco, 24 January 2022

/s/ Erik A. Lind	/s/ Trygve P. Munthe

Erik A. Lind	Trygve P. Munthe
Chairman, DHT Management SAM

/s/ Erik A. Lind

Erik A. Lind
Chairman, DHT Holdings, Inc.